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SYNOVUS                                 NEWS RELEASE
FINANCIAL CORP.-----------------------------------------------------------------

                                                Filed by Synovus Financial Corp.
                                                   Commission File No. 001-10312
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: Synovus Financial Corp.

     On June 29, 2001, Synovus Financial Corp., a Georgia corporation, issued the following press release:

For Immediate Release

Contacts:         Patrick A. Reynolds
                  Synovus Investor Relations
                  (706) 649-4973

               Synovus To Acquire First American Bank of Pensacola
                Banking company will merge with Bank of Pensacola

Columbus, Ga., June 29, 2001-- Synovus Financial Corp. (NYSE: "SNV") has announced it will acquire FABP Bancshares, Inc. (FABP), of Pensacola, Fla., and merge the company's subsidiary bank with the Bank of Pensacola, a Synovus affiliate bank. FABP is a one-bank holding company that owns First American Bank of Pensacola, N.A., Pensacola's largest independent bank with $302 million in assets.

The merger will more than double the size of the Bank of Pensacola, giving the combined company $583 million in assets. Bank of Pensacola is expected to be the largest community bank in northwest Florida. Chartered as a state bank in 1972, Bank of Pensacola joined the Synovus family of companies in 1990.

The acquisition, valued at approximately $100 million, is expected to be final in the fourth quarter of 2001, pending regulatory and shareholder approval. Directors for FABP Bancshares, representing about 70 percent of the company's shares, approved the merger agreement on June 28. Synovus will account for the acquisition using the pooling of interests method. FABP shareholders will receive between 1.9428 and 2.2582 Synovus shares for each share of FABP common stock they hold, with the exact exchange ratio to be based upon Synovus' stock price. The transaction is expected to be accretive to Synovus in 2001. FABP reported net income of $4.55 million in 2000.

"This acquisition perfectly suits our expansion strategy, doubling our size in one of Florida's premier communities," said James H. Blanchard, chairman and CEO of Synovus Financial Corp. "It's a pleasure to welcome our newest team members to the Synovus family. They will insure that our customers in Pensacola will continue to enjoy exceptional personal service. We expect this merger to add value for shareholders of both companies."

W. Luther Taylor, chairman and CEO of the Synovus affiliate, Bank of Pensacola, will continue to serve as chairman and CEO of the combined company. Thomas B. "Bo" Carter, chairman of FABP Bancshares and one of the company's original investors, will serve as president of the combined company.

The greater Pensacola area includes several Florida counties, with a regional population of more than 400,000 residents. Its diversified economy -- comprising medical, judicial, military, retirees, manufacturing and tourism -- includes one of the U.S. Navy's largest air stations and draws visitors from across the Southeastern United States.

Synovus Financial Corp. (NYSE: "SNV") is a multi-financial services company with more than $15.2 billion in assets. Based in Columbus, Ga., Synovus is composed of 39 banks in Georgia, Alabama, South Carolina and Florida; an 80.8-percent stake in TSYS (NYSE: "TSS") (www.tsys.com), one of the world's

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Synovus to acquire First American Bank of Pensacola/p. 2

leading payment services providers; DotsConnect (www.dotsconnect.com), which delivers and hosts online credit card management solutions; Synovus Wealth Management, a marketing unit for securities, trust, insurance and private banking services; Synovus Mortgage Corp.; and Synovus Leasing Services. Synovus is No. 8 on FORTUNE magazine's list of the "100 Best Companies to Work for" in 2001. See Synovus on the Web at www.synovus.com.

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking" statements contained in this press release include the intent, belief or current expectations of Synovus and members of its senior management team with respect to future earnings growth, as well as the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in this press release include, but are not limited to, competitive pressures arising from aggressive competition from other lenders; factors that affect the delinquency rate on Synovus' loans and the rate at which Synovus' loans are charged off; changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which Synovus is perceived in such markets; and the effects of government policy and regulations, including restrictions and/or limitations arising from banking laws, regulations and examinations. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in Synovus' filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

     Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document also will serve as a proxy statement for FABP Bancshares, Inc. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the docuements free of charge at the SEC's Web site, www.sec.gov.
In addition, documents filed with the SEC by Synvous will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE
MERGER.

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